FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

NOTICE OF GENERAL SHAREHOLDERS MEETING

After compliance with all legal formalities required to hold the Ordinary General Shareholders Meeting, and as prescribed by item VI, Article 17 of the Bylaws, an Ordinary General Shareholders' Meeting is called for April 17, 2008, beginning at 14:30 p.m., at the Company's headquarters, the notice of which shall include the following Order of Business and pertinent remarks:

a) Submission of Management accounts; examination, discussion and voting of  the financial statements accompanied by the opinions expressed by the Independent Accountants and by the Audit Committee for the year ended at December 31, 2007;.

b) Appropriation of net income for the year and ratification of the distributed dividends;

c) Election of members of the Board of Directors and establishment of the annual amount for the compensation of the Board members, including the possibility of shareholders being entitled to exercising the powers described in paragraphs 4, II, or 5, of Art. 141 of Law No. 6404/76, introduced by Law 10303, dated October 31. 2001;

d) Election of the sitting members and deputy members to the Audit Committee and establishment of their fees.

General Instructions:

1. in accordance with the Brazilian Securities and Exchange Commission - CVM No. 165, dated December 11, 1991, article 3, and the amendment introduced by CVM Instruction No. 282, dated June 26, 1998, article 1, the minimum percentage interest in the voting capital required to adopt multiple voting in the election of members to the Board of Directors is five percent (5%);

2. proxies for the general meeting shall be received at the São Paulo Administrative Center at Rua Fortunato Ferraz, nº 529/659, 2o. andar, Vila Anastácio -São Paulo-SP, Investors Relations Management, no later than 05:00 p.m., April 14, 2008.

3. the shareholders will find at their disposal, at the Company's headquarters and at the site: www.sadia.com.br, the documentation relating to the matters to be discussed at the ordinary general shareholders meeting."

São Paulo, February 27, 2008.

WALTER FONTANA FILHO

Chairman of the Board of Directors